EXHIBIT 99.2

BABCOCK & WILCOX ENTERPRISES, INC.
NOTICE TO STOCKHOLDERS WHO ARE ACTING AS NOMINEES
Up to 166,666,667 Shares of Common Stock
Issuable Upon Exercise of Nontransferable Rights
This letter is being distributed to broker-dealers, trust companies, banks and other nominees in connection with the offering (the “Rights Offering”) by Babcock & Wilcox Enterprises, Inc. (the “Company”) of nontransferable rights to subscribe for shares of the Company’s common stock, par value $0.01 per share (“Common Shares”), by holders of record of Common Shares (“Record Date Stockholders”) as of 5:00 p.m., New York City time, on June 27, 2019 (the “Rights Offering Record Date”).
Pursuant to the Rights Offering, the Company distributed rights (the “Rights”) to purchase up to 166,666,667 newly-issued Common Shares, on the terms and subject to the conditions described in the Company’s prospectus, dated June 28, 2019 (the “Prospectus”). The Rights may be exercised by holders thereof (the “Rights Holders”) at any time during the subscription period, which commenced June 28, 2019. The Rights Offering will expire at 5:00 p.m., New York City time, on July 18, 2019, unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”). The Rights are nontransferable.
As described in the Prospectus, Record Date Stockholders received one Right for each Common Share held by such holder as of the Rights Offering Record Date. Each whole Right entitles a Rights Holder to purchase 0.986896 newly-issued Common Shares, which is referred to as the “Basic Subscription.” The subscription price per Common Share is $0.30 (the “Subscription Price”). Rights Holders will not be entitled to exercise an oversubscription privilege to purchase additional Common Shares that may remain unsubscribed as a result of any unexercised Rights.
The Rights are evidenced by a subscription certificate registered in your name or the name of your nominee. Each beneficial owner of Common Shares registered in your name or the name of your nominee on the Rights Offering Record Date is entitled to one Right for every Common Share held as of the Rights Offering Record Date.
We are asking persons who held Common Shares beneficially, and who received the Rights distributable with respect to those shares through a broker-dealer, trust company, bank or other nominee, to contact the appropriate institution or nominee and request it to effect the transactions for them.
Enclosed are copies of the following documents:
1.     Prospectus, dated June 28, 2019; and

2.    A form of letter which may be sent to beneficial holders of the Rights.
You will have no right to rescind a subscription after receipt of the payment of the Subscription Price. Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire.
Additional copies of the enclosed materials may be obtained from the Information Agent, D.F. King & Co., Inc., toll-free at the following telephone number: (800) 622-1649 or via email at bw@dfking.com.
NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL MAKE YOU OR ANY OTHER PERSON AN AGENT OF THE COMPANY, THE SUBSCRIPTION AGENT, THE

INFORMATION AGENT OR ANY OTHER PERSON MAKING OR DEEMED TO BE MAKING OFFERS OF THE SECURITIES ISSUABLE UPON VALID EXERCISE OF THE RIGHTS, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE RIGHTS OFFERING, EXCEPT FOR STATEMENTS MADE IN THE PROSPECTUS.